Exhibit 99.1

U POWER LIMITED

U POWER LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of RMB and US$, except for number of shares)

		As of
		December 31,	June 30,	June 30,
	Notes	2023	2024	2024
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,927	39,615	5,451
Restricted cash		34,312	900	124
Accounts receivable	5	15,748	18,553	2,553
Inventories	6	5,439	5,990	824
Advance to suppliers	7	10,816	11,251	1,548
Other current assets	8	94,813	75,966	10,454
Amount due from related parties	17	142	406	56
Total current assets		163,197	152,681	21,010

Non-current assets:
Property, plant and equipment, net	9	11,764	9,506	1,308
Intangible assets, net	10	201	167	23
Operating lease right-of-use assets, net	15	21,656	18,855	2,595
Long-term investments	11	123,367	143,912	19,803
Refundable deposit for investment	12	72,774	58,953	8,112
Other non-current assets		36,029	36,865	5,073
Total non-current assets		265,791	268,258	36,914
Total assets		428,988	420,939	57,924

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank borrowing	13	5,000	5,000	688
Current portion of long-term borrowing	13	9,500	9,000	1,238
Accounts payable		10,231	18,134	2,495
Accrued expenses and other liabilities	14	35,231	29,085	4,003
Income tax payables	19	5,201	5,200	716
Advances from customers		2,537	1,299	179
Operating lease liabilities – current	15	1,750	1,811	249
Amount due to related parties	16	5,431	291	40
Total current liabilities		74,881	69,820	9,608

Non-current liabilities:
Operating lease liabilities – non-current	15	5,980	5,054	695
Total non-current liabilities		5,980	5,054	695
Total liabilities		80,861	74,874	10,303

Commitments and contingencies	21	3,507	-	-

Shareholders’ equity:
Ordinary shares (US$0.0000001 par value; 500,000,000,000 shares authorized; 1,243,140 and 3,168,544 issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)		-	-	-
Additional paid-in capital		479,400	507,807	69,877
Translation reserve		446	-	-
Accumulated deficit		(173,176)	(196,701)	(27,067)
Total U POWER LIMITED’s shareholders’ equity		306,670	311,106	42,810
Non-controlling interests		37,950	34,959	4,811
Total equity		344,620	346,065	47,621
Total liabilities and equity		428,988	420,939	57,924

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the six months ended June 30,
	Notes	2023	2024	2024
		RMB	RMB	US$
Net revenues
Product sales		-	12,389	1,705
Sourcing services		1,435	75	10
Battery-swapping services		461	726	100
Total net revenues		1,896	13,190	1,815
Cost of revenues		(597)	(11,902)	(1,638)
Gross profit		1,299	1,288	177

Operating expenses:
Sales and marketing expenses		(1,012)	(1,483)	(204)
General and administrative expenses		(16,792)	(26,157)	(3,599)
Research and development expenses		(1,941)	(575)	(79)
Expected credit losses		(2,086)	531	73
Total operating expenses		(21,831)	(27,684)	(3,809)
Operating loss		(20,532)	(26,396)	(3,632)
Interest income		31	7	1
Interest expenses		(497)	(877)	(121)
Other income		16,145	1,435	197
Other expenses		(981)	(685)	(94)
Loss before income taxes		(5,834)	(26,516)	(3,649)
Income tax expense	18	(1,344)	-	-
Net loss		(7,178)	(26,516)	(3,649)
Less: Net loss attributable to non-controlling interests		(3,711)	(2,991)	(412)
Net loss attributable to the Company’s shareholders and total comprehensive loss		(3,467)	(23,525)	(3,237)

Loss per share attributable to ordinary shareholders of the Company’s shareholders *
Basic and diluted	20	(6.88)	(7.42)	(1.02)

Weighted average shares used in calculating basic and diluted loss per share *
Basic and diluted		504,167	3,168,544	3,168,544

Net loss		(7,178)	(26,516)	(3,649)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments		-	(446)	(61)
Comprehensive loss		(7,178)	(26,962)	(3,710)

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of RMB and US$, except for number of shares)

						Total
			Additional			U POWER LIMITED	Non-
	Ordinary shares		paid-in	Accumulated	Translation	shareholders’	controlling	Total
	shares*	Amount	capital	deficit	reserve	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	500,000	-	319,775	(153,838)	-	165,937	39,078	205,015
Consolidated net loss	-	-	-	(19,338)	-	(19,338)	(6,128)	(25,466)
Capital contribution from controlling shareholders	743,140	-	159,625	-	-	159,625	-	159,625
Capital contribution from controlling shareholders	-	-	-	-	-	-	5,000	5,000
Translation reserve	-	-	-	-	446	446	-	446
Balance as of December 31, 2023	1,243,140	-	479,400	(173,176)	446	306,670	37,950	344,620
Consolidated net loss	-	-	-	(23,525)	-	(23,525)	(2,991)	(26,516)
Capital contribution from controlling shareholders	1,925,404	-	28,407	-	-	28,407	-	28,407
Translation reserve	-	-	-	-	(446)	(446)	-	(446)
Balance as of June 30, 2024 in RMB	3,168,544	-	507,807	(196,701)	-	311,106	34,959	346,065
Balance as of June 30, 2024 in US$	3,168,544	-	69,877	(27,067)	-	42,810	4,811	47,621

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of RMB and US$, except for number of shares)

	For the six months ended June 30,
	2023	2024	2024
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(7,178)	(26,516)	(3,649)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,319	2,640	363
Amortization of right-of-use assets	2,762	2,800	385
Expected credit losses	2,086	(531)	(73)
Loss from investments	-	264	36

Changes in operating assets and liabilities:
Accounts receivables	933	(2,805)	(386)
Inventories	(1,149)	(643)	(88)
Advance to suppliers	(10,853)	(38)	(5)
Other current assets	(5,451)	3,145	433
Amount due from related parties	(55)	(264)	(36)
Other non-current assets	-	(4,342)	(597)
Accounts payables	2,053	7,903	1,086
Accrued expenses and other payables	(3,304)	(6,144)	(846)
Income tax payables	1,351	-	-
Advance from customers	1,655	(1,238)	(170)
Amount due to related parties	11,012	(5,140)	(707)
Operating lease liabilities	(1,184)	(865)	(119)
Net cash used in operating activities	(6,003)	(31,774)	(4,373)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	972	(349)	(48)
Loans repayments from third parties	5,307	13,822	1,902
Return of long-term investments	20	-	-
Net cash provided by investing activities	6,299	13,473	1,854

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution by controlling shareholders	5,000	23,077	3,176
Capital contribution from issuance of ordinary shares	97,653	-	-
Repayments of loan payable	-	(500)	(69)
Net cash provided by financing activities	102,653	22,577	3,107

Net increase in cash and cash equivalents and restricted cash	102,949	4,276	588
Cash and cash equivalents and restricted cash at beginning of year	5,908	36,239	4,987
Cash and cash equivalents and restricted cash at end of period	108,857	40,515	5,575

Supplemental disclosures of non-cash activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	331	-	-
Cancellation of capital contribution	-	16,037	2,207

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION

(a) Nature of operations

U POWER LIMITED (the “Company”) was incorporated in the Cayman Islands on June 17, 2021, under the Cayman Islands Companies Law as an exempted company with limited liability. Anhui Yousheng New Energy Technology Group Co., Ltd. (“AHYS”, formerly known as “Shanghai Yousheng New Energy Technology Group Co. Ltd.”) was incorporated in the People’s Republic of China (the “PRC” or “China”) on May 16, 2013. AHYS, together with its subsidiaries (collectively, the “Operating Entities”) are principally engaged in the provision of: 1) new energy vehicles development and sales; 2) battery swapping stations manufacturing and sales; 3) battery swapping services; and 4) sourcing services (collectively, the “Principal Business”).

(b) Reorganization

In preparation of its initial public offering (“IPO”) in the United States, the following transactions were undertaken to reorganize the legal structure of the Operating Entities. The Company was incorporated in connection with a group reorganization (the “Reorganization”) of the Operating Entities. On June 30, 2021, and January 5, 2022, the Company incorporated two wholly-owned subsidiaries, Youcang Limited (“Youcang”) and U Robur Limited (“U Robur BVI”) in British Virgin Islands, respectively. On July 19, 2021, Youcang incorporated a wholly-owned subsidiary, Energy U Limited (“Energy U”) in Hong Kong. On January 24, 2022, U Robur BVI incorporated a wholly-owned subsidiary, U Robur Limited (“U Robur HK”). On January 27, 2021, Energy U incorporated a wholly-owned subsidiary, Shandong Yousheng New Energy Technology Development Co, Ltd. (“WFOE”) in the PRC.

On July 8, 2022, the Company, through WFOE, entered into an equity purchase agreement with AHYS and its then shareholders, through which the Company has become the ultimate primary beneficiary of AHYS. As all the entities involved in the process of the Reorganization are under common ownership of AHYS’s shareholders before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling of interests with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts. Therefore, the accompanying consolidated financial statements were prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented. The Company and its subsidiaries hereinafter are collectively referred to as the “Group”.

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Subsidiaries:
Youcang Limited (“Youcang”)	June 30, 2021	British Virgin Islands	100%	Investment holding
Energy U Limited (“Energy U”)	July 19, 2021	Hong Kong	100%	Investment holding
Shandong Yousheng New Energy Technology Development Co, Ltd. (“WFOE”)(1)	January 27, 2022	PRC	100%	Provision of technical and consultation services
Anhui Yousheng New Energy Co., Ltd (“AHYS”)(1)	May 16, 2013	PRC	100%	Provision of battery swapping stations sales
Youpin Automobile Service Group Co. Ltd. (“Youpin”)(1)	July 18, 2013	PRC	53.1072%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Shanghai Youchuangneng Digital Technology Co., Ltd. (“SY Digital Tech) (1)	November 13, 2015	PRC	100%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Youguan Financial Leasing Co., Ltd. (“Youguan Financial Leasing”)(1)	February 27, 2017	PRC	100%	Provision of sourcing services
Chengdu Youyipin Trading Co., Ltd. (“CD Youyipin”)(1)	June 21, 2019	PRC	100%	Provision of sourcing services
Zhejiang Youguan Automobile Service Co., Ltd. (“ZJ Youguan”)(1)	May 21, 2020	PRC	80%	Provision of sourcing services
Youpin Automobile Service (Shandong) Co., Ltd. (“Youpin SD”)(1)	June 30, 2020	PRC	86.96%	Provision of new energy vehicles sales and sourcing services
Chengdu Youyineng Automobile Service Co., Ltd. (“CD Youyineng”)(1)	October 29, 2020	PRC	100%	Provision of battery swapping stations manufacturing
Shanghai Youteng Automobile Service Co., Ltd. (“SH Youteng”)(1)	November 3, 2020	PRC	70%	Provision of sourcing services
Liaoning Youguan New Energy Technology Co. Ltd. (“LY New Energy”)(1)	November 8, 2019	PRC	100%	Provision of new energy vehicles sales and sourcing services
Shanghai Youxu New Energy Technology Co., Ltd. (“SH Youxu”)(1)	March 22, 2021	PRC	100%	Provision of battery swapping stations sales and battery swapping services
Quanzhou Youyi Power Exchange Network Technology Co., Ltd. (“QZ Youyi”)(1)	June 29, 2021	PRC	100%	Provision of battery swapping services
Youxu New Energy Technology (Zibo) Co., Ltd. (“Youxu Zibo”)(1)	July 29, 2021	PRC	100%	Provision of batter swapping stations manufacturing
Youxu (Xiamen) Power Exchange Network Technology Co., Ltd. (“Youxu XM”)(1)	August 10, 2021	PRC	100%	Provision of battery swapping services
Wuhu Youxu New Energy Technology Co., Ltd. (“WH Youxu”) (1)	November 12, 2021	PRC	100%	Provision of batter swapping stations manufacturing
Henan Youxu New Energy Technology Co., Ltd. (“HN Youxu”) (1)	December 1, 2022	PRC	80%	Provision of battery swapping stations sales
Youxu New Energy Technology (Nanyang) Co., Ltd. (“NY Youxu”) (1)	March 14, 2023	PRC	70%	Provision of batter swapping stations manufacturing
Zhuhai Youxu New Energy Technology Co., Ltd. (“Zhuhai Youxu”)	August.9..2023	PRC	100%	Provision of new energy vehicle battery swapping facilities sales

(1)	Collectively, the “PRC subsidiaries”.

(c) Initial Public Offering

In April 2023, the Company, in connection with its IPO in the United States, issued 2,416,667 ordinary shares with net proceeds from the IPO of approximately US$13,002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

(b) Principles of consolidation

The accompanying consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”); and to cast a majority of the votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All significant transactions and balances between the Company and its subsidiaries have been eliminated in consolidation. The non-controlling interests in consolidated subsidiaries are shown separately in the consolidated financial statements.

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the incremental borrowing rate used in the recognition of right-of-use assets and lease liabilities, inventory write-down, expected credit losses, the useful lives of property and equipment and intangible assets, contingent liabilities, valuation allowance for deferred tax assets and the estimated performance obligations completion progress towards certain services revenue. The Group bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to the Group’s reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

(d) Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries that are incorporated in the Cayman Islands and British Virgin Islands is the U.S. Dollar (“US$”). The functional currency of the Company’s subsidiaries that are incorporated in Hong Kong is Hong Kong Dollar (“HK$”). The functional currency of the Company’s subsidiaries that are incorporated in the PRC is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive loss in the consolidated statements of operations and comprehensive income (loss). There is nil foreign currency translation gain or loss recognized for the six months ended June 30, 2023 and 2024.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing at the balance sheet date.

(e) Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, change in equity and related consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to RMB7.2672, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2024. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2024 or at any other rate.

(f) Non-controlling interest

For certain subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss or income on the consolidated statements of operations includes the net loss or income attributable to non-controlling interests. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations to distinguish the interests from that of the Company.

(g) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

(h) Restricted cash

Restricted cash represents the cash that is not freely available to be spent nor re-invested to sustain future growth, which is legally or contractually restricted, or only to be used for a specified purpose. The restrictions can be permanent or temporary. Failure to use the asset according to agreed limitations will generate contractual or legal consequences.

(i) Expected credit losses

Accounts receivable, advance to suppliers and other current assets are recognized at the original invoiced amount. The Group measures all expected credit losses at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Group reviews the accounts receivable, advance to suppliers and other current assets, and recognizes the expected credit losses based on many factors, including the customer’s payment history, its current credit-worthiness and current economic trends.

Based on the result of the Group’s estimation of collectability, the Group recognized RMB2,086 of expected credit losses for the six months ended June 30, 2023 and a reversal of RMB531 (US$73) of expected credit losses for the six months ended June 30, 2024.

(j) Inventories

Inventories, consisting of raw materials and products available for sale, are stated at the lower of cost or net realizable value. Cost of inventory are determined using the first-in-first-out method. The Group records inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method. There was no inventory impairment recognized for the six months ended June 30, 2023 and 2024, respectively.

(k) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Within the property, plant and equipment, the value for construction in process is included within the manufacturing equipment.

Category	Estimated useful life
Leasehold improvements	1-3 years
Manufacturing equipment	3 – 10 years
Computer and electronic equipment	3 – 5 years
Office equipment	2 – 4 years
Motor vehicles	3 – 4 years

(l) Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives from 3 to 5 years. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

(m) Impairment of long-lived assets

The Group evaluates its long-lived assets, including property, equipment and software and right-of-use assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. There was no impairment of long-lived assets recognized for the six months ended June 30, 2023 and 2024, respectively.

(n) Long-term investments

The Group’s long-term investments mainly include equity investments in entities. Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments - Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

(o) Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties, deposits and other receivables, accounts payable, amounts due to related parties, other payables, short-term bank and other borrowings and loan payables. As of June 30, 2024, the carrying values of these financial instruments are approximated to their fair values.

(p) Revenue recognition

Under ASC 606, Revenue from Contracts with Customers, the Group recognizes revenue when a customer obtains control of promised goods or services and recognizes in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

The Group recognized revenue according to the following five-step revenue recognition criteria based on ASC 606: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price; and (5) recognize revenue when or as the entity satisfies a performance obligation.

The Group recognized revenue when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

(i)	provides all of the benefits received and consumed simultaneously by the customer;

(ii)	creates and enhances an asset that the customer controls as the Group performs; or

(iii)	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

The following table sets forth a breakdown of our revenues, in absolute amounts and percentages of total revenues for the six months ended June 30, 2023 and 2024,

	For the Six Months Ended June 30,
	2023		2024
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
	（Unaudited）
Sourcing services	1,435	75.7	75	10	0.6
Product sales	-	-	12,389	1,705	93.9
Battery-swapping services	461	24.3	726	100	5.5
Total revenues	1,896	100.0	13,190	1,815	100.0

Sourcing services

The Group generates revenue from the vehicle sourcing business, where the Group is generally acting as an agent and its performance obligation is to purchase the specified vehicles for its customers. The Group charges customers a commission that is calculated based on the purchase price of each purchase order. Vehicle sourcing service revenues are recognized on a net basis at the point in time when the service of purchase of the specified vehicles for the Group’s customers is completed, i.e., the specified vehicle for the Group’s customers is delivered. Payments are typically received in advance and are accounted for as contract liabilities until delivery, at which point the receipt in advance from customers is offset with the prepayment to the supplier and the difference representing the commission is recognized as revenue.

Product sales

The Group generates revenues from sales of battery swapping stations. The Group identifies those who purchase battery swapping stations as its customers. The revenue for battery swapping station sales is recognized at a point in time when the control of the product is transferred to the customer.

Battery swapping services

The Group also generates revenues from providing battery swapping services to vehicle drivers and the station control system upgrading services to battery-swapping station owners. The Group identifies the vehicle drivers who need the services of battery swapping and the owners of battery swapping stations who require station control system upgrading services as its customers.

The Group charges the battery swapping service fees from its customers based on vehicle miles traveled. However, as usually, the swapped battery will be immediately used after the payment by customers for driving and the power consumption of vehicles will be fast, the Group ignores the time interval between the timing of payment in advance by customers and the usage life of the swapped battery. The revenue generated from battery swapping services to vehicle drivers is recognized at a point in time when the Group received the payment from vehicle drivers.

The revenue generated from the station control system upgrading service is recognized over time based on a straight-line method.

(q) Cost of revenues

Cost of sales of battery-swapping stations primarily includes semi-finished goods purchased from suppliers, labor costs and manufacturing including depreciation of assets associated with production. Costs of battery-swapping services mainly include the electric charge costs and the rental costs of batteries for battery swapping services.

(r) Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) compensation to selling personnel, including the salaries, performance-based bonus, and other benefits; (ii) travel cost related to the sales and marketing function; and (iii) bid, advertising, marketing, and brand promotion expenses.

(s) Research and development expenses

Research and development expenses consist primarily of personnel-related costs directly associated with research and development organization. The Group’s research and development expenses are related to enhancing and developing UOTTA technology for its existing products and new product development. The Group expenses research and development costs as incurred.

(t) General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions, and those not specifically dedicated to research and development activities, such as depreciation and amortization of fixed assets which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

(u) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made.

(v) Government grants

The Group’s PRC-based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consisted of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as product development and renewal of production facilities. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group. Receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose subsidies as advances payable when received. For specific subsidies, upon government acceptance of the related project development or asset acquisition, the specific purpose subsidies are recognized to reduce related R&D expenses or the cost of asset acquisition. Other subsidies are recognized as other operating income upon receipt as further performance by the Group is not required.

(w) Taxation

Income Taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the assets and liabilities method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of income and comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not that some portion of, or all of the deferred tax assets will not be realized.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group considers possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

Value added tax

Revenue represents the invoiced value of goods and services, net of value added tax (“VAT”). The VAT is based on gross sales price with VAT rates of 6% and 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Uncertain tax positions

The Group applies the provisions of ASC topic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The benefit of a tax position is recognized if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold is measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. Additionally, in future periods, changes in facts and circumstances, and new information may require the Group to adjust the recognition and measurement of estimates with regards to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period in which the change occurs.

The Group’s operating subsidiaries in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100 (US$15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interests incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(x) Comprehensive loss

The Group has adopted FASB Accounting Standard Codification Topic 220 (“ASC 220”) “Comprehensive income”, which establishes standards for reporting and the presentation of comprehensive income (loss), its components and accumulated balances.

There was nil and RMB446(US$61) other comprehensive loss for the six months ended June 30, 2023 and 2024, respectively.

(y) Leases

The Group accounts for lease under ASC Topic 842, Leases. The Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the six months ended June 30, 2023 and 2024, respectively.

Operating lease assets are included within “right-of-use assets - operating lease”, and the corresponding operating lease liabilities are included within “operating lease liabilities” on the consolidated balance sheets as of December 31, 2023 and June 30, 2024, respectively.

(z) Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

The Group recognized RMB3,507 and nil of commitments and contingencies for the six months ended June 30, 2023 and 2024, respectively.

(aa) Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Group’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group . As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(ab) Recent accounting pronouncements

In March 2023, the FASB issued ASU 2023-03, which amends various SEC paragraphs in the Accounting Standards Codification. This includes amendments to Presentation of Financial Statements (Topic 205), Income Statement—Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation—Stock Compensation (Topic 718). The amendments are in response to SEC Staff Accounting Bulletin No. 120 and other SEC staff announcements and guidance. This ASU does not introduce new guidance and therefore does not have a specified transition or effective date. However, for smaller reporting companies, the ASU is effective for fiscal years beginning after December 15, 2023. The adoption of this ASU did not have any material impact on the Group’s unaudited condensed consolidated interim financial statements and disclosure.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Group for the year ended December 31, 2025. The Group is in the process of evaluating the impact of the new guidance on its unaudited condensed consolidated unaudited condensed financial statements.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is also permitted. This ASU will result in additional required disclosures when adopted, where applicable.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the Group’s unaudited condensed consolidated interim financial statements.

3. LIQUIDITY

For the six months ended June 30, 2024, the Group reported a net loss of RMB26,516 (US$3,649), negative operating cash flows of RMB31,774 (US$4,373), net current assets of RMB82,861 (US$11,402), accumulated deficit of RMB196,701 (US$27,067). These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

In assessing its liquidity, management monitors and analyzes the Group’s cash and cash equivalents, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments.

The Group’s primary source of liquidity historically has been cash generated from its business operations, bank loans, equity contributions from its shareholders and borrowings, which have historically been sufficient to meet its working capital and capital expenditure requirements.

As of the year ended December 31, 2023 and the six months ended June 30, 2024, the Group’s cash and cash equivalents were RMB1,927 and RMB39,615 (US$5,451), respectively, and the Group’s restricted cash were RMB34,312 and RMB900 (US$124), respectively. The Group’s cash and cash equivalents primarily consist of cash on hand and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and which have original maturities of three months or less.

The Group believes that the substantial doubt of its ability to continue as going concern is alleviated based on the proceeds received from investors and anticipated increase in cash generated from operations. Meanwhile, on an on-going basis, the Group also has received and will continue to receive financial support commitments from the Company’s key management. The Group believes its existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, will be sufficient to meet its anticipated cash needs for the next 12 months from the date of this report. The exact amount of proceeds the Group will use for its operations and expansion plans will depend on the amount of cash generated from its operations and any strategic decisions the Group may make that could alter its expansion plans and the amount of cash necessary to fund these plans.

The Group may, however, decide to enhance its liquidity position or increase its cash reserve for future investments through additional capital and finance funding. The Group may need additional cash resources in the future if it experiences changes in business conditions or other developments, or if the Group finds and wishes to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If the Group determines that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, the Group may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity by the Company would result in further dilution to its shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict its operations. The Group cannot assure that financing will be available in amounts or on terms acceptable to it, if at all.

4. CONCENTRATION OF RISKS

(a) Political, social and economic risks

The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(b) Interest rate risk

The Group is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Group reviews and takes appropriate steps to manage its interest rate exposure on its interest-bearing assets and liabilities. The Group has not been exposed to material risks due to changes in market interest rates, and has not used any derivative financial instruments to manage the interest risk exposure during the years presented.

(c) Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash. As of the year ended December 31, 2023 and the six months ended June 30, 2024, approximately RMB36,239 and RMB40,515 (US$5,575) of cash and cash equivalents and restricted cash were deposited with financial institutions located in the PRC, respectively, where there is a RMB500 deposit insurance limit for a legal entity’s aggregated balance at each bank. While the Group believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Group is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

(d) Currency convertibility risk

Substantially the Group’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

5. ACCOUNTS RECEIVABLE

Accounts receivable and the expected credit losses consisted of the following:

	December 31, 2023	June 30, 2024
	RMB	RMB	US$
		(Unaudited）
Accounts receivable	15,785	18,590	2,558
Less: allowance for expected credit losses	(37)	(37)	(5)
	15,748	18,553	2,553

As of the year ended December 31, 2023 and the six months ended June 30, 2024, all accounts receivable were due from third-party customers. There were RMB29 and nil of allowance for expected credit losses recognized for the six months ended June 30, 2023 and 2024, respectively.

6. INVENTORY

	December 31, 2023	June 30, 2024
	RMB	RMB	US$
		(Unaudited）
Raw materials	1,784	1,784	245
Low value consumables	41	41	6
Finished goods	3,705	4,276	588

Less: inventory impairment	(91)	(111)	(15)
	5,439	5,990	824

There was RMB100(US$14) and nil impairment of inventory recognized for the six months ended June 30, 2024 and 2023.

7. ADVANCE TO SUPPLIERS

Advance to suppliers consisted of the following:

	December 31, 2023	June 30, 2024
	RMB	RMB	US$
		(Unaudited）
Advance to suppliers	19,288	19,327	2,659
Less: allowance for expected credit losses	(8,472)	(8,076)	(1,111)
	10,816	11,251	1,548

As of the year ended December 31, 2023, the balance of advance to suppliers mainly represented the prepayments in relation to the development and purchase of battery swapping stations as well as developing UOTTA-powered EVs. As of the six months ended June 30, 2024, the balance of advance to suppliers mainly represented the prepayments in relation to the development of vehicle sourcing, general and administrative expenses, and purchase of battery swapping stations. An analysis of the expected credit losses was as follows:

	December 31, 2023	June 30, 2024
	RMB	RMB	US$
		(Unaudited）
Balance at beginning of the period	(8,366)	(8,472)	(1,166)
Additional (allowance)/reversal for expected credit losses	(106)	396	55
Balance at the end of the period	(8,472)	(8,076)	(1,111)

8. OTHER CURRENT ASSETS AND NONCURRENT ASSETS

Other current assets consisted of the following:

	December 31, 2023	June 30, 2024
	RMB	RMB	US$
		(Unaudited）
Value-added tax recoverable	8,887	9,036	1,243
Loans to third parties	18,827	19,217	2,644
Refund receivable from supplier	2,746	2,746	378
Prepayment	42,599	43,603	6,000
Deposit in Escrow account	21,300	-	-
Deposits	1,828	2,091	288
Staff advances	422	494	68
Others	692	1,132	157
Less: Allowance for doubtful accounts	(2,488)	(2,353)	(324)
	94,813	75,966	10,454

An analysis of the doubtful accounts was as follows:

	December 31	June 30
	2023	2024
	RMB	RMB	US$
		(Unaudited）
Balance at beginning of the period	(1,435)	(2,488)	(342)
Additional (allowance)/reversal for doubtful accounts	(1,053)	135	18
Balance at the end of the period	(2,488)	(2,353)	(324)

Other non-current assets consisted of the following:

	December 31, 2023	June 30, 2024
	RMB	RMB	US$
		(Unaudited)
Loans to third parties (i)	36,029	36,865	5,073

(i)	On March 31, 2023, the Company entered into a five-year loan agreement with Worthy Credit Limited (“Worthy Credit”), pursuant to which the Company provides a loan of $5,000 to Worthy Credit bearing an interest rate of 2% per annum. Worthy Credit shall provide loan services to the Company’s customers who purchase the Company’s products sold in Hong Kong. As a result, the Company shall expect to promote its sourcing services, product sales as well as battery-swapping services in Hong Kong. As of the date of this report, no loan has yet been granted to any customers, since there has been no contract entered into yet with any dealers or purchasers of battery swapping stations.

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property and equipment consisted of the following:

	December 31, 2023	June 30, 2024
	RMB	RMB	US$
		（Unaudited）
Leasehold improvements	754	754	104
Computer and network equipment	1,930	1,939	267
Manufacturing equipment	12,501	14,006	1,927
Office equipment	187	291	40
Motor vehicles	3,914	3,559	490
Construction in process	1,056	-	-
	20,342	20,549	2,828
Less: loss of impairment	(1,896)	(1,896)	(261)
Less: Accumulated depreciation	(6,682)	(9,147)	(1,259)
	11,764	9,506	1,308

For the six months ended June 30, 2023 and 2024, the Group recorded depreciation expenses of RMB1,269 and RMB2,606 (US$359), respectively.

The loss of the impairment was due to the permanent withdrawn of a production line made in 2023.

10. INTANGIBLE ASSETS, NET

The following table presents the Group’s intangible assets as of the respective balance sheet dates:

	Purchased software	Internal - use software	Total	Total
	RMB	RMB	RMB	US$
Net balance as of December 31, 2023	201	-	201	28
Additions	-	-	-	-
Amortization expense	(34)	-	(34)	(5)
Net balance as of June 30, 2024	167	-	167	23

The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of one to ten years.

Amortization expenses for intangible assets were RMB50 and RMB34 (US$5) for the six months ended June 30, 2023 and 2024, respectively. No impairment charge was recorded for the six months ended June 30, 2023 and 2024, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
2024 (July – December)	36	5
2025	70	10
2026	61	8
	167	23

11. LONG-TERM INVESTMENTS

The Group’s long-term investments consisted of the following:

	December 31, 2023	June 30, 2024
	RMB	RMB	US$
		（Unaudited）
Equity investments:
Zibo Hengxin Investment Partnership (Limited Partnership) (the “Fund”) (i)	120,000	119,857	16,493
Huzhou Zheyou New Energy Sales Co., Ltd. (“Huzhou Zheyou”) (ii)	3,367	3,266	449
Chengdu Zhibo Premium Technology Co., Ltd. (“Chengdu Zhibo”) (iii)	100	-	-
Matson (Hong Kong) Industry Co., Ltd. (“Matson”) (iv)	-	20,789	2,861
Less: impairment on equity investments	(100)	-	-
	123,367	143,912	19,803

(i)	In December 2020, the Group entered into a partnership agreement with Zibo Hengxin Investment Partnership (Limited Partnership) and its participating shareholder, Guanmiao (Beijing) Investment Management Co., Ltd. (“Guanmiao”), whereby the Group agreed to purchase a limited partnership interest in Zibo Hengxin Investment Fund Partnership (Limited Partnership) (the “Fund”) in the amount of RMB120,000, which entitles the Group to an aggregate interest of approximately 99% in the Fund. In December 2021, the Fund decreased the total partnership capital to RMB111,200 and returned to the Group RMB10,000 and the aggregate interest of the Group was subsequently diluted to 98.9%. In October 2023, the Group invested RMB10,000 in the Fund, and the Group accounted for an aggregate interest of approximately 99% in the Fund. There was no unfunded commitment to the Fund as of June 30,2024. The Group recorded an investment loss of RMB143 (US$20) from the operating result of the found for the six months ended June 30, 2024.

The Fund’s investment strategy is primarily to invest in emerging companies in the new energy automobile industry. The Fund is scheduled to be in existence until 2025, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

(ii)	In April 2022, the Group entered into an agreement to invest in Huzhou Zheyou New Energy Sales Co., Ltd. (“Huzhou Zheyou”), with capital of RMB1,750 in June 2022 and RMB1,750 in November 2023, respectively. The Group held an equity interest of 35% as of December 31, 2023. The Group recorded an investment loss of RMB59 and RMB101 (US$14) from the operating result of Huzhou Zheyou for the six months ended June 30, 2023 and 2024, respectively.

(iii)

The Group entered into an agreement to invest in Chengdu Zhibo Premium Technology Co., Ltd. (“Chengdu Zhibo”), and invested RMB100 in November 2022. The Group held an equity interest of 40% and has significant influence on Chengdu Zhibo. The Group recognized RMB100 (US$14) of impairment of long-term equity investments for the six months ended June 30, 2023. As of June 30, 2024, The Group has written off the long-term equity investment in Chengdu Zhibo.

(iv)	On February 6, 2024, the Company and Zeng Lingzhi, the sole legal and beneficial owner of Matson, a private company with limited liability incorporated under the laws of Hong Kong engaged in the business of technology development, entered into a Share Exchange Agreement (the “Agreement”). Pursuant to the Agreement, the Company intends to acquire from Matson 3,560 ordinary shares (the “Matson Shares”), which will be issued and allotted by Matson to the Company and represent 26.25% of Matson’s total equity shares (the “Acquisition”). In exchange for the Matson Shares, the Company agreed to issue and allot 30,000,000 ordinary shares of the Company.

12. REFUNDABLE DEPOSIT FOR INVESTMENT

The balance of RMB58,953 (US$8,112) at the end of June 30,2024 represented loans in the original aggregate principal amount RMB80,183 made to Shanghai Lingneng Electricity Selling Co., Ltd. (“SH Lingneng”) for its operations pursuant to loan agreements entered into in 2019, bearing an interest rate of 3% per annum. Subsequently in August 2022, AHYS entered into a term sheet, the result of which would be an investment into SH Lingneng’s interest equity (the “Transaction”) by AHYS. The final terms and arrangements of this potential Transaction will be determined by Share Purchase Agreement (“SPA”), Shareholders’ Agreement (“SHA”), Memorandum of Association (“MA”) and other documents associated with the Transaction. On February 28, 2024, AHYS entered into a termination agreement (“Termination Agreement”) to terminate the Transaction with SH Lingneng. According to the terms in the Termination Agreement, SH Lingneng should repay all investment funds before December 31, 2026. AHYS has collected RMB13,821 (US$1,902) during the six months ended June 30, 2024.

13. BANK BORROWINGS

Bank borrowings were as follows as of the respective balance sheet dates:

	December 31, 2023	June 30, 2024
	RMB	RMB	US$
		(Unaudited)
Short-term bank borrowing	5,000	5,000	688
Long-term bank borrowing, current portion	9,500	9,000	1,238
	14,500	14,000	1,926

On December 13, 2021, Youxu Zibo entered into a three-year bank facility agreement with Bank of Qishang, a commercial bank in China, pursuant to which Youxu Zibo was entitled to borrow a loan of RMB10,000 with an annual interest rate of 6.87% for working capital needs. Youxu Zibo drew down the amount in full. A manufacturing facility of Youxu Zibo was pledged as collateral for this loan.

14. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	December 31, 2023	June 30, 2024
	RMB	RMB	US$
		(Unaudited)
Payroll and welfare payables	5,753	4,754	654
Loan from a third party	17,819	12,034	1,658
Payable to Wuyi	5,200	5,200	716
Other payables	662	378	51
Interest payables	1,100	1,295	177
Customer deposit	334	331	46
Payables for purchase of property and equipment	1,311	-	-
Accrued expenses	332	750	103
Deferred consideration in relation to investment	2,300	2,300	317
Litigation and settlement	-	2,043	281
Others	420	-	-
	35,231	29,085	4,003

15. LEASES

The Company leases buildings, office facilities, land use rights and batteries in PRC. The Company does not have any finance leases for the year ended December 31, 2023, and for the six months ended June 30, 2024, respectively. Operating leases result in the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. ROU assets represent the Company’s right to use the leased asset for the lease term, and lease liabilities represent the obligation to make lease payments. The operating lease expenses were charged to cost of sales, research and development expenses and general and administrative expenses.

A summary of supplemental information related to operating leases as of the year ended December 31, 2023 and the six months ended June 30, 2024 was as follows:

	December 31, 2023	June 30, 2024
	RMB	RMB	US$
		(Unaudited)
Operating lease right-of-use assets, net	21,656	18,855	2,595
Operating lease liabilities, current	1,750	1,811	249
Operating lease liabilities, non-current	5,980	5,054	695
Weighted average remaining lease terms	3.56 years	4.25 years	4.25 years
Weighted average discount rate	4.36%	4.64%	4.64%

Cash flow information related to leases consists of the following:

	December 31, 2023	June 30, 2024
	RMB	RMB	US$
		(Unaudited)
Right-of-use assets obtained in exchange for new operating lease liabilities	4,698	304	42

Future lease payments under operating leases as of June 30, 2024 were as follows:

As of June 30, 2024
RMB
(Unaudited)
FY2024	1,053
FY2025	2,118
FY2026	1,870
FY2027	1,087
FY2028	620
FY2029	290
FY2030	145
Total future lease payment	7,183
less: imputed interest	(318)
Represent value of future lease payments(1)	6,865

(1)	Present value of future operating lease payments consisted of current portion of operating lease liabilities and non-current portion of operating lease liabilities, amounting to RMB1,811 (US$249) and RMB5,054 (US$695) as of June 30, 2024.

16. RELATED PARTY TRANSACTIONS

Major related parties that transacted with the Group and their respective relationship to the Group are listed as below:

Names of the related parties	Relationship with the Group
Hangzhou Youyue Travel Technology Co., Ltd. (“Hangzhou Youyue”)	An affiliate of Bingyi Zhao
Jia Li	Controlling shareholder, Director and CEO of U Power Limited
Bingyi Zhao	Director and Chief Financial Officer of U Power Limited

Youche Jingpin E-commerce (Shanghai) Co., Ltd. (“Youche Jingpin”)	An affiliate of Jia Li
Shanghai Youcang Business Consulting Partnership (Limited Partnership) (“Shanghai Youcang”)	An affiliate of Jia Li
Li Ke	Director

(a) Amounts due from related parties

	December 31, 2023	June 30, 2024
	RMB	RMB	US$
		(Unaudited)
Youche Jingpin	20	20	3
Shanghai Youcang	111	100	13
Jia Li	-	248	35
Bingyi Zhao	11	38	5
	142	406	56

(b) Amounts due to related parties

	December 31, 2023	June 30, 2024
	RMB	RMB	US$
		(Unaudited)
Li Ke	4,170	-	-
Jia Li	582	-	-
Bingyi Zhao	673	291	40
Hangzhou Youyue	6	-	-
	5,431	291	40

17. EMPLOYEE BENEFIT EXPENSES

All eligible employees of the Group are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses of RMB1,892 and RMB1,231 (US$169) for the six months ended June 30, 2023 and 2024, respectively.

18. INCOME TAXES

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries in the PRC and Hong Kong. Under the current laws of the Cayman Islands, the Cayman Islands levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and the Company is, therefore, not subject to tax on income or capital gains arising in Cayman Islands.

British Virgin Islands

Subsidiaries in British Virgin Islands are not subject to tax on income or capital gains under the current laws of the British Virgin Islands. Additionally, upon payments of dividends by the Company to its shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong are subject to a two-tiered income tax rate for taxable income earned in Hong Kong. The first 2,000 Hong Kong dollars of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements, as it has no assessable profit for the six months ended June 30, 2023 and 2024, respectively.

PRC

The Company’s PRC subsidiaries are incorporated in the PRC and subject to the statutory rate of 25% on the taxable income in accordance with the Enterprise Income Tax Law (the “EIT Law”), which was effective since January 1, 2008, except for certain entities eligible for preferential tax rates.

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise.

As of June 30, 2024, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it will be subject to 25% PRC enterprise income tax under the EIT Law on its worldwide income, meanwhile the dividend it receives from another PRC tax resident company will be exempted from 25% PRC income tax. The Company will continue to monitor changes in the interpretation or guidance of this law.

Loss before income taxes consisted of:

	For the Six Months Ended June 30,
	2023	2024
	RMB	RMB	US$
	(Unaudited)
Non-PRC	-	(6,113)	(841)
PRC	(5,834)	(20,403)	(2,808)
	(5,834)	(26,516)	(3,649)

The following table presents the composition of income tax expenses for the six months ended June 30, 2023 and 2024:

	For the Six Months Ended June 30,
	2023	2024
	RMB	RMB	US$
	(Unaudited)
Current income tax expense	1,344	-	-
	1,344	-	-

Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and deferred tax liabilities were as follows:

	As of December 31, 2023	As of June 30, 2024
	RMB	RMB	US$
Deferred tax assets:
Intra-group transaction	32,051	40,448	5,566
Total deferred tax assets	32,051	40,448	5,566
Less: valuation allowance	(32,051)	(40,448)	(5,566)
Deferred tax assets, net	-	-	-

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of the year ended December 31, 2023 and the six months ended June 30, 2024, the Group did not have any significant unrecognized uncertain tax positions.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its condensed consolidated statements of operations for the periods ended June 30, 2023 and 2024, respectively.

19. RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, enterprise expansion fund, and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts, which is included in retained earnings accounts in equity section of the consolidated balance sheets. A wholly foreign owned invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. If any PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to the Group. Any limitation on the ability of the PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to pay dividends.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The Group’s provision for the statutory common reserve is in compliance with the aforementioned requirement of the Company Law. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. For the six months ended June 30, 2023 and 2024, the PRC subsidiaries did not have after-tax profit, and therefore, no statutory reserves were allocated.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and additional paid-in capital of the Group’s entities in the PRC. The aggregate amount of paid-in capital and additional paid-in capital, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB585,991 and RMB609,707 (US$83,899) as of the year ended December 31, 2023 and six months ended June 30, 2024, respectively.

20. LOSS PER SHARE

Basic and diluted earnings per share for the years presented were calculated as follows:

	For the Six Months Ended June 30,
	2023	2024
	RMB	RMB	US$
	(Unaudited)
Numerator:
Net loss	(7,178)	(26,516)	(3,649)
Less: net loss attributable to non-controlling interest	(3,711)	(2,991)	(412)
Net loss attributable to the Company’s ordinary shareholders	(3,467)	(23,525)	(3,237)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted earnings per share	504,167	3,168,544	3,168,544

Basic and diluted earnings per share:	(6.88)	(7.42)	(1.02)

21. COMMITMENTS AND CONTINGENCIES

Commitments

The assets pledged as collaterals for loans of the Group is discussed in Note 13. BANK BORROWINGS.

The following table sets forth the Group’s contractual obligations as of June 30, 2024:

	Payment due by period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$
	(Unaudited)
Long-term bank borrowings (i)	9,000	1,238	9,000	-	-	-
Short-term bank borrowing	5,000	688	5,000	-	-	-
Operating lease liabilities (ii)	6,865	945	1,053	3,548	1,707	557
Payable to Wuyi (iii)	5,200	716	5,200	-	-	-
Total	26,065	3,587	20,253	3,548	1,707	557

(i)	Youxu Zibo’s commitment for long-term bank borrowings as of June 30, 2024 is discussed in Note 13. BANK BORROWINGS.

(ii)	Our commitment for minimum lease payments under the remaining operating leases as of June 30, 2024, 2022 is discussed in Note 15. LEASES.

(iii)	ZJ Youguan’s commitment for loan payable to WuYi Transportation Construction as of June 30, 2024 is discussed in Note 14. ACCRUED EXPENSES AND OTHER LIABILITIES and Note 22. SUBSEQUENT EVENTS.

Other than as shown above, the Group did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2024.

Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on the Group’s consolidated business, financial position, cash flows or results of operations taken as a whole except the following:

A contingency provision of nil and RMB3,507 (US$494) was accounted as of June 30, 2024 and December 31, 2023, respectively. Youpin Automobile Service Group Co. Ltd. (“Youpin”) was a party to a lawsuit commenced by Anhui Juhu Menchuang Technologies Company Limited (“Anhui Juhu”), in which Youpin was requested to pay the rent for an office of RMB2,000, interest payable of RMB345 and a penalty for breach of contract of RMB900, resulting from the early termination of the lease contract. Youpin lost the first trial on April 20, 2023. On July 29, 2024, both parties reached a settlement and confirmed that Youpin owed a total of RMB2.0 million. Youpin paid RMB850 (US$117) on July 29, 2024, and RMB150 (US$21) on August 15, 2024. The Company is required to pay RMB1,000 (US$138) before December 31,2024. The amounts excused are disclosed in Note 14. ACCRUED EXPENSES AND OTHER LIABILITIES as “Litigation and settlement”.

Youpin was sued by Shanghai Moxin Cultural Media Co., Ltd who claimed that Youpin did not pay for the operating expenses of RMB260 (US$37) on December 4, 2023. On January 23 ,2024, Youpin and Shanghai Moxin Cultural Media Co., Ltd entered into a settlement agreement, pursuant to which Youpin agreed to pay RMB260 (US$37) to Shanghai Moxin Cultural Media Co., Ltd.. As of June 30, 2024, Youpin has repaid RMB219 (US$30) to Shanghai Moxin Cultural Media Co., Ltd and the remaining funds will be paid before December 31, 2024.

As of June 30, 2024, Youpin Shandong had an income tax provision of RMB2,582 (US$355) which was accrued in 2021. The Company expects to reverse this income tax provision before December 31, 2024, as it is predicted that Youpin Shandong will incur a net loss.

Guarantees

Youguan Financial Leasing provides guarantees for the following loans totaling RMB6,895 (US$949) made by commercial banks in China with four customers from August 2021 to November 2021: two five-year loan agreements, one three-year loan agreement and one four-year loan agreement. As of June 30, 2024, the aggregate balance outstanding of these loans was RMB2,896 (US$399). As of the date of this report, all these loans are being repaid according to the payment schedules of the loans by these four customers.

22. SUBSEQUENT EVENTS

The Group evaluated all events that occurred up to the date of this report and determined that there were no events that would have required adjustment or disclosure in the consolidated financial statements, except the following:

ZJ Youguan was a party to a lawsuit commenced by WuYi Transportation Construction, for its failure to repay the loan payables discussed within Note 14. ACCRUED EXPENSES AND OTHER LIABILITIES. ZJ Youguan lost the first trial on March 20, 2023. Based on the agreement by both parties on June 13, 2023, ZJ Youguan reached a settlement with WuYi Transportation Construction that remaining RMB6,500 (US$896) of loan payables shall be repaid before December 15, 2023.The Group repaid RMB800 on September 1, 2023 and RMB500 on November 3, 2023, respectively. The outstanding balance was paid on September 4 2024.

Youpin SD sued one of its vehicle sourcing service providers, Inner Mongolia Zhonglutong Trading Co., Ltd., for failing to deliver vehicles as scheduled to Youpin SD’s customer. Youpin SD won the case on September 8, 2022. On March 23, 2023, both parties entered into a settlement agreement, and the supplier agreed to return the deposit and pay liquidated damages with a total of RMB2,746 (US$387). As of the date of this report, Youpin SD has applied for compulsory enforcement.

On September 11, 2023, Youpin sued Hainan Gaozhan New Energy Automobile Co., Ltd. for a refund of a deposit for an automobile exhibition amounting to RMB170 (US$23.4) and a penalty of breach of contract amounting to RMB200 (US$27.6). On April 10, 2024, Youpin won the trial.

Youpin was sued by Anhui Lvzhou Technology Co., Ltd. for payment and liquidated damages for a total of RMB 733, and the amount was paid on August 2024.

Quanzhou Youyi Power Exchange Network Technology Co., Ltd., Youpin SD and SH Youxu were sued by Quanzhou Meibiaoyouxin Automobile Sales Service Co., Ltd. for payment of RMB700 (US$96)and liquidated damages. The result from initial hearing has not been decided yet.

Youxu New Energy Technology (Zibo) Co., Ltd. was sued by an individual, Wang Liqian, for payment of wage difference and heatstroke prevention subsidy for a total of RMB45. The case was cross examined in court on May 29, 2024. As of the date of this report, the case is pending the court judgment.

In July 2024, Shanghai Youxu repaid RMB3,000(US$413) loan from Shanghai Pudong Development Bank and obtained RMB5,000 (US$688) loan from China Construction Bank. In August 2024, Youpin Shandong repaid RMB2 million loan from China Construction Bank and obtained a loan of RMB1,200 (US$165)from China Construction Bank.

On June 24, 2024, U Power entered into a subscription agreement (the “Subscription Agreement”) with Fortune Light Assets Ltd., a limited liability company formed under the laws of British Virgin Islands (the “Purchaser”). Pursuant to the Subscription Agreement, the Purchaser agreed to subscribe for and purchase, and U Power agreed to issue and sell to the Purchaser, pursuant to Regulation S under the Securities Act of 1933, as amended, an aggregate of 209,644 ordinary shares (the “Shares”) of the Company, par value US$0.00001 per share, at a purchase price of $4.77 per share, for an aggregate purchase price of $1,000,001.88. The transactions contemplated herein have been completed on July 8, 2024. As of the date of this report, U Power has received aggregate proceeds of US$900,000.